CERTIFICATE OF AUTHOR

I, John Morton Shannon, P.Geo., of Vancouver, British Columbia, do hereby certify that:

1I am currently employed as General Manager and Principal Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2This certificate applies to the Technical Report titled “Silver Sand Deposit Preliminary Economic Assessment” with an effective date of 30 November 2022 (the “Technical Report”), prepared for New Pacific Metals Corp. (“the Issuer”) in respect of the Issuer's Silver Sand property (the "Property").

3I am a graduate of Trinity College Dublin in Dublin, Ireland (BA Mod Nat. Sci. in Geology in 1971). I am a member in good standing of the Engineers and Geoscientists British Columbia (Registration #32865) and the Association of Professional Geoscientists of Ontario (Registration #0198). I have practiced my profession continuously since 1971, and have been involved in mineral exploration and mine geology for over 45 years since my graduation from university. This has involved working in Ireland, Zambia, Canada, and Papua New Guinea. My experience is principally in base metals and precious metals, and have been Chief Geologist on two very large mines for major companies, with responsibility for all geological aspects of the operation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4I have not visited the Property.

5I am responsible for Sections 2 - 6, 20, 23, 24 and parts of 1, 25, and 26 of the Technical Report.

6I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7I have had prior involvement with the Property in that I was a peer reviewer for the previous AMC Technical Report on the Silver Sand Property in 2020 (dated 25 May 2020, amended and restated on 3 June 2020 with an effective date of 16 January 2020).

8I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 30 November 2022

Signing Date: 14 February 2023

Original signed and sealed by

John Morton Shannon, P.Geo.

General Manager / Principal Geologist

AMC Mining Consultants (Canada) Ltd.